Exhibit 99
Audited Combined Financial Statements
The Unconsolidated Mines of
The North American Coal Corporation
Years Ended December 31, 2009, 2008 and 2007
With Report of Independent Registered Public Accounting Firm

The Unconsolidated Mines of
The North American Coal Corporation
Audited Combined Financial Statements
Years Ended December 31, 2009, 2008 and 2007
Contents

Report of Independent Registered Public Accounting Firm	1

Audited Combined Financial Statements

Combined Balance Sheets	2
Combined Statements of Net Income and Comprehensive Income	4
Combined Statements of Equity	5
Combined Statements of Cash Flows	6
Notes to Combined Financial Statements	7

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of NACCO Industries, Inc.
We have audited the accompanying combined balance sheets of The Unconsolidated Mines of The North American Coal Corporation as of December 31, 2009 and 2008, and the related combined statements of net income and comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2009. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of The Unconsolidated Mines of The North American Coal Corporation at December 31, 2009 and 2008, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.
As explained in Note 2 to the consolidated financial statements, during 2008, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (Codified in FASB ASC 715, Compensation – Retirement Benefits).

/s/ Ernst & Young LLP

Cleveland, Ohio
March 2, 2010

The Unconsolidated Mines of
The North American Coal Corporation
Combined Balance Sheets
(Amounts in Thousands)

	December 31
	2009	2008

Assets
Current assets:
Cash and cash equivalents	$2,802	$3,271
Accounts receivable	27,872	29,668
Accounts receivable from affiliated companies	1,395	1,501
Inventories	78,159	52,006
Deferred income taxes	8,743	7,490
Other current assets	277	38

Total current assets	119,248	93,974

Property, plant and equipment:
Coal lands and real estate	101,631	101,066
Advance minimum royalties	1,506	1,723
Plant and equipment	721,564	661,220
Construction in progress	37,792	30,214

	862,493	794,223

Less allowance for depreciation, depletion, and amortization	(378,006)	(386,884)

	484,487	407,339

Deferred charges:
Deferred lease costs	18,473	19,154
Other	319	375

	18,792	19,529

Other assets:
Note receivable from Parent Company	7,628	7,155
Other investments and receivables	126,472	123,335

	134,100	130,490

	$756,627	$651,332

See accompanying notes to Combined Financial Statements.

The Unconsolidated Mines of
The North American Coal Corporation
Combined Balance Sheets
(Amounts in Thousands)

	December 31
	2009	2008

Liabilities and equity
Current liabilities:
Accounts payable	$19,552	$19,109
Accounts payable to affiliated companies	1,789	892
Current maturities of long-term obligations	58,870	49,385
Current mine closing accrual	10,404	6,982
Other current liabilities	21,444	16,676

Total current liabilities	112,059	93,044

Long-term obligations:
Advances from customers	192,052	182,491
Notes payable	45,075	45,150
Capital lease obligations	251,419	180,628

	488,546	408,269

Noncurrent liabilities:
Deferred income taxes	23,622	20,067
Mine closing accrual	59,325	55,872
Pension and post-retirement benefits	68,113	68,064
Other accrued liabilities	1,471	1,039

	152,531	145,042

Equity:
Common stock and membership units	197	194
Capital in excess of stated value	791	791
Retained earnings	2,503	3,992

	3,491	4,977

	$756,627	$651,332

See accompanying notes to Combined Financial Statements.

The Unconsolidated Mines of
The North American Coal Corporation
Combined Statements of Net Income and Comprehensive Income
(Amounts in Thousands)

	Years Ended December 31
	2009	2008	2007

Lignite tons sold	26,460	26,338	26,884

Income:
Sales	$418,907	$401,860	$346,251
Other	2,183	767	121

	421,090	402,627	346,372

Cost and expenses:
Cost of sales	311,082	304,246	258,091
Depreciation, depletion, and amortization	46,326	40,055	35,863

	357,408	344,301	293,954
Gross Profit	63,682	58,326	52,418

Other income (expense)
Interest	(23,524)	(18,902)	(16,152)
(Loss) gain on sale of assets	(1,553)	(31)	1,396

	(25,077)	(18,933)	(14,756)
Income before income taxes	38,605	39,393	37,662

Income taxes:
Current	6,448	6,923	10,335
Deferred	2,398	2,152	(2,410)

	8,846	9,075	7,925

Net income	29,759	30,318	29,737

Other comprehensive income:
Current period cash flow hedge activity, net of $2 and $7 tax provision in 2008 and 2007, respectively	–	4	14

Comprehensive income	$29,759	$30,322	$29,751

See accompanying notes to Combined Financial Statements.

The Unconsolidated Mines of
The North American Coal Corporation
Combined Statements of Equity
(Amounts in Thousands)

	Years Ended December 31
	2009	2008	2007

Common stock and membership units:
Beginning balance	$194	$194	$194
Issuance of LLC membership units	3	–	–

	197	194	194
Capital in excess of stated value	791	791	791

Retained earnings:
Beginning balance	3,992	4,112	4,148
Net income	29,759	30,318	29,737
Dividends paid	(31,248)	(30,438)	(29,773)

	2,503	3,992	4,112
Accumulated other comprehensive loss:
Beginning balance	–	(4)	(18)
Current period cash flow hedge activity, net of $2, and $7 tax provision in 2008, and 2007 respectively	–	4	14

	–	–	(4)

Total equity	$3,491	$4,977	$5,093

See accompanying notes to Combined Financial Statements.

The Unconsolidated Mines of
The North American Coal Corporation
Combined Statements of Cash Flows
(Amounts in Thousands)

	Years Ended December 31
	2009	2008	2007

Operating activities
Net income	$29,759	$30,318	$29,737
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion, and amortization	46,326	40,055	35,863
Amortization of deferred financing costs	57	56	43
Loss (gain) on sale of assets	1,553	31	(1,396)
Equity income in cooperatives	(964)	(210)	(457)
Mine closing accrual	(123)	(2,674)	(3,590)
Deferred lease costs	251	1,039	1,604
Deferred income taxes	2,398	2,152	(2,410)
Post-retirement benefits and other accrued liabilities	711	355	823
Amortization of advance minimum royalties	259	182	376
Other noncurrent assets	(5,306)	(9,303)	201

	74,921	62,001	60,794
Working capital changes:
Accounts receivable	7,120	(4,798)	4,873
Inventories	(26,153)	(6,963)	(6,981)
Accounts payable and other accrued liabilities	6,094	4,877	804
Other changes in working capital	(238)	8	837

	(13,177)	(6,876)	(467)

Net cash provided by operating activities	61,744	55,125	60,327

Investing activities
(Additions to) payments received on note from Parent Company, net	(473)	235	467
Expenditures for property, plant, and equipment	(31,583)	(49,424)	(24,399)
Additions to advance minimum royalties	(42)	(438)	(375)
Proceeds from sale of property, plant, and equipment	12,192	3,798	2,109

Net cash used for investing activities	(19,906)	(45,829)	(22,198)

Financing activities
Additions to advances from customer, net	9,891	36,165	13,899
Issuance of equity units	3	—	—
Additions to long-term obligations	—	5,287	25,000
Repayment of long-term obligations	(20,953)	(21,828)	(43,192)
Financing fees paid	—	—	(267)
Dividends paid	(31,248)	(30,438)	(29,773)

Net cash used for financing activities	(42,307)	(10,814)	(34,333)

(Decrease) increase in cash and cash equivalents	(469)	(1,518)	3,796
Cash and cash equivalents at beginning of year	3,271	4,789	993

Cash and cash equivalents at end of year	$2,802	$3,271	$4,789

See accompanying notes to Combined Financial Statements.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements
December 31, 2009, 2008 and 2007
(Amounts in Thousands)
1. Organization
The Coteau Properties Company, The Falkirk Mining Company, The Sabine Mining Company, Demery Resources, LLC and Caddo Creek Resources Company, LLC and Camino Real Fuels, LLC (collectively, the Unconsolidated Mines) are each wholly owned subsidiaries of The North American Coal Corporation (Parent Company), which is a wholly owned subsidiary of NACCO Industries, Inc. (Ultimate Parent Company).
During 2003, the Parent Company adopted authoritative guidance issued by the Financial Accounting Standards Board (FASB) on Consolidation of Variable Interest Entities. The guidance clarifies the application of authoritative guidance on Consolidated Financial Statements for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. As a result of the adoption the Parent Company is not the primary beneficiary of the Unconsolidated Mines and does not consolidate these entities’ financial position or results of operations. The Unconsolidated Mines are still considered under common management of the Parent Company and, therefore, are reflected collectively in the Unconsolidated Mines’ audited combined financial statements.
The Coteau Properties Company: The Coteau Properties Company (Coteau), an Ohio corporation, was organized on May 23, 1972, pursuant to an agreement between the Parent Company and a wholly owned subsidiary of a diversified energy company (Buyer). Coteau is principally engaged in lignite mining through the operation of a surface mine in North Dakota.
On April 22, 1977, the Buyer exercised its option to enter into a coal sales agreement, as restated June 1, 1979. As of November 1, 1988, all of the Buyer’s rights, interests, and obligations under the coal sales agreement were assigned to Dakota Coal Company (Coteau’s Customer), a wholly owned subsidiary of Basin Electric Power Cooperative (Basin). This coal sales agreement was subsequently replaced with a coal sales agreement, as amended, between Coteau and Coteau’s Customer (Coteau Agreement) and provides Coteau with the option to extend Coteau’s agreement up to the year 2037 and provides reimbursement of administrative and general expenses, included in cost of sales in the statements of net income and comprehensive income, from actual costs to reimbursement at a fixed rate per ton.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
Under the terms and conditions of the Coteau Agreement, Coteau is to supply coal to an electric generating station and a coal gasification plant, as well as to other third parties. The terms of a related option agreement, as amended, provide that, under certain conditions of default, Coteau’s Customer may acquire the assets, subject to the liabilities, for an amount equal to the equity of Coteau.
The Falkirk Mining Company: The Falkirk Mining Company (Falkirk), an Ohio corporation, was organized on August 22, 1974, to enter into a coal sales agreement (Falkirk Agreement) with an electric generation and transmission cooperative (Falkirk’s Customer). Falkirk’s agreement was restated effective January 1, 2007, to extend the agreement to 2045. Falkirk is principally engaged in lignite mining through the operation of a surface mine in North Dakota.
Under the terms of the Falkirk Agreement, Falkirk’s Customer has agreed to provide, or procure from others, the financing required to develop, equip, and operate Falkirk’s mine for the life of the Falkirk Agreement. The Falkirk Agreement provides that, under certain conditions of Falkirk’s default, Falkirk’s Customer may acquire the assets, subject to the liabilities, for an amount equal to the equity of Falkirk.
Falkirk’s Customer has entered into an operating agreement with Falkirk whereby a dragline to be used in the production of coal (original cost of approximately $40,000) leased by Falkirk’s Customer has been made available to Falkirk without rent.
The Sabine Mining Company: The Sabine Mining Company (Sabine), a Nevada corporation, was organized on November 6, 1980, and entered into a lignite mining agreement, as restated, (Sabine Agreement) with a public utility (Sabine’s Customer) in 1981, which was subsequently amended and restated on January 1, 1996, December 1, 2001 and January 1, 2008. Sabine is principally engaged in lignite mining through the operation of a surface mine in Texas.
The Sabine Agreement provides that, under certain conditions of default, Sabine’s Customer may acquire the issued and outstanding common stock of Sabine for an amount equal to the equity of Sabine.
Other entities: Demery Resources Company, LLC (Demery), Caddo Creek Resources Company, LLC (Caddo), and Camino Real Fuels, LLC (Camino Real) were all formed as limited liability companies during 2009 to develop, construct and operate lignite surface mines under long-term contracts for their respective customers. The contracts with the customers allow for reimbursement of all costs plus a management fee. Demery, Caddo and Camino Real are developing plans to build mines and therefore do not currently mine or deliver coal.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
Since each of the Unconsolidated Mines has an agreement to provide coal to its respective customers, a significant portion of each of the Unconsolidated Mines’ revenue is derived from a single source. The financial position of the Unconsolidated Mines and the Parent Company would be materially affected if the existing contractual relationship with any of the Unconsolidated Mines’ customers were terminated or significantly altered.
Management performed an evaluation of the Unconsolidated Mines’ activities through March 2, 2010 which is the date these financial statements were issued. No significant subsequent events have occurred that required recognition or disclosure in these financial statements.
2. Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Revenue Recognition and Accounts Receivable
Under their respective mining agreements, the Unconsolidated Mines recognize revenue and a related receivable as coal is delivered. The sales price of the coal is based on costs, plus a profit or management fee per ton of coal delivered. As is customary in the coal industry, these agreements provide for monthly settlements. The Unconsolidated Mines’ significant credit concentration is uncollateralized; however, historically, no credit losses have been incurred. Management has reviewed the carrying value of its accounts receivable and has determined that a reserve for credit losses is not necessary based on amounts subsequently realized.
Cash and Cash Equivalents
Cash and cash equivalents include cash in banks and highly liquid investments with initial maturities of three months or less. After considering the right of offset, outstanding checks net of their associated funding accounts, are classified as accounts payable.
Inventories
Coal and supply inventories are stated at the lower of cost or market. Cost is determined using the weighted-average method.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
Property, Plant and Equipment
Property, plant, and equipment are recorded at cost. Depreciation, depletion, and amortization are provided in amounts sufficient to amortize the cost of related assets (including assets recorded under capitalized lease obligations) over their estimated useful lives or lease terms and are calculated by either the straight-line method or the units-of-production method based on estimated recoverable tonnage. In the course of preparing a mine for production, the Unconsolidated Mines incur mine development costs prior to initial production, as well as throughout the life of the mine. The Unconsolidated Mines capitalize these costs as a part of plant and equipment in the accompanying combined balance sheets. The Unconsolidated Mines amortize the development costs over their estimated useful life, which is generally the life of the mine or the mine area. Repairs and maintenance costs are expensed when incurred, unless such costs extend the estimated useful life of the asset.
Advance Minimum Royalties
Advance minimum royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production. These advanced payments are capitalized when paid and charged against income as the coal reserves are mined.
Long-Lived Assets
Upon identification of indicators of impairment, management compares the carrying value of its long-lived assets to the undiscounted cash flows of such assets. When the undiscounted cash flows are less than the related assets’ carrying value, the long-lived assets are adjusted to fair value (based on active market quotes, third-party appraisals, or discounted cash flows).
Accounting for Asset Retirement Obligations
Under certain federal and state regulations, the Unconsolidated Mines are required to reclaim land disturbed as a result of mining. Reclamation of disturbed land is a continuous process throughout the terms of the mining agreements. Current reclamation costs are charged to expense in the period incurred and are being recovered as a cost of coal tonnage sold. Costs to complete reclamation after mining has been completed are to be reimbursed under the respective mining agreements.
Authoritative guidance on accounting for asset retirement obligations provides accounting requirements for retirement obligations associated with tangible long-lived assets, including: (i) the timing of liability recognition; (ii) initial measurement of the liability; (iii) allocation of asset retirement cost to expense; (iv) subsequent measurement of the liability; and (v) financial

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
statement disclosures. The guidance requires that an asset’s retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method.
The Unconsolidated Mines’ asset retirement obligations are for costs to close its surface mines and reclaim the land it has disturbed as a result of its normal mining activities. The Unconsolidated Mines have estimated these costs and recognized a liability and associated asset in accordance with authoritative guidance. The Unconsolidated Mines determined these obligations based on estimates adjusted for inflation, projected to the estimated closure dates, and then discounted using a credit-adjusted, risk-free interest rate. The accretion of the liability is being recognized over the estimated life of the individual asset retirement obligations. The associated asset is recorded in property, plant, and equipment in the accompanying balance sheets.
Since the cost of reclamation is reimbursable under the provisions of the mining agreements, the difference between the capitalized asset retirement obligation and the reclamation liability is recorded as a long-term receivable from the customers. Additionally, the annual costs related to amortization of the asset and accretion of the liability of $6,418, $10,747, and $6,263 in 2009, 2008 and 2007, respectively, are included in cost of sales, and increases the sales to, and the long-term receivable from, the customers. The long-term receivable (see Note 4) will be reimbursed to the Unconsolidated Mines as the costs of reclamation are actually incurred.
There are currently no assets legally restricted for purposes of settling these asset retirement obligations. A reconciliation of the beginning and ending aggregate carrying amount of the asset retirement obligations is as follows:

	December 31
	2009	2008
Beginning balance	$62,854	$58,192
Liabilities incurred during the period	4,599	7,336
Liabilities settled during the period	(2,173)	(9,633)
Accretion expense	4,449	6,959

	$69,729	$62,854

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
During 2008, one of the Unconsolidated Mines recognized an additional $3,312 in reclamation expense which has been categorized as additional accretion expense.
Financial Instruments and Derivative Financial Instruments
Financial instruments held by the Unconsolidated Mines include cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The Unconsolidated Mines do not hold or issue financial instruments or derivative financial instruments for trading purposes.
Recently Issued Accounting Standards
Accounting Standards Adopted in 2009:
On January 1, 2009, the Unconsolidated Mines adopted authoritative guidance issued by the FASB on business combinations. The guidance modifies the accounting for business combinations by requiring that acquired assets and assumed liabilities be recorded at fair value, contingent consideration arrangements be recorded at fair value on the date of the acquisition and preacquisition contingencies will generally be accounted for in purchase accounting at fair value. The guidance also requires that transaction costs be expensed as incurred, acquired research and development be capitalized as an indefinite-lived intangible asset and the requirements for exit and disposal activities be met at the acquisition date in order to accrue for a restructuring plan in purchase accounting. The adoption of the guidance did not have a material effect on the Unconsolidated Mines’ financial position, results of operations, cash flows or related disclosures.
On January 1, 2009, the Unconsolidated Mines adopted authoritative guidance issued by the FASB that changes the accounting and reporting for noncontrolling interests. The guidance modifies the reporting for noncontrolling interests in the balance sheet and minority interest income (loss) in the income statement. The guidance also requires that increases and decreases in the noncontrolling ownership interest amount be accounted for as equity transactions. The adoption of the guidance did not have a material effect on the Unconsolidated Mines’ financial position, results of operations, cash flows or related disclosures.
On June 30, 2009, the Unconsolidated Mines adopted authoritative guidance issued by the FASB on subsequent events. The guidance provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The guidance provides, (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity should make about events or transactions that occurred after

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
the balance sheet date. The adoption of the guidance did not have a material effect on the Unconsolidated Mines’ financial position, results of operations, cash flows or related disclosures.
On September 30, 2009, the Unconsolidated Mines adopted authoritative guidance issued by the FASB which establishes the FASB Accounting Standards Codification as the single source of authoritative U.S. generally accepted accounting principles. The Unconsolidated Mines have modified its disclosures to comply with the requirements. The adoption of the guidance had no effect on the Unconsolidated Mines’ financial position, results of operations or cash flows.
On December 31, 2009, the Unconsolidated Mines adopted authoritative guidance issued by the FASB on disclosures about postretirement benefit plan assets. The guidance modifies existing requirements to include additional disclosures about plan assets of an employer’s defined benefit pension or other postretirement plan. See Note 7 for additional disclosures required by this guidance.
On December 31, 2009, the Unconsolidated Mines adopted authoritative guidance issued by the FASB on disclosures about postretirement benefit plan assets. The guidance modifies existing requirements to include additional disclosures about plan assets of an employer’s defined benefit pension or other postretirement plan. The adoption of this guidance had no effect on the Unconsolidated Mines’ financial position, results of operations or cash flows. See Note 7 for additional disclosures required by this guidance.
Accounting Standards adopted in 2008:
On January 1, 2008, the Unconsolidated Mines adopted authoritative guidance issued by the FASB on fair value measurements. The guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of the guidance apply under other accounting pronouncements that require or permit fair value measurements. The adoption of the guidance did not have a material effect on the Unconsolidated Mines’ financial position, results of operations or cash flows.
On December 31, 2006, the Unconsolidated Mines adopted authoritative guidance issued by the FASB on defined benefit pension and other postretirement plans. The guidance requires an entity to recognize the funded status of a defined benefit postretirement plan in its statement of financial position measured as the difference between the fair value of plan assets and the benefit obligation. For a pension plan, the benefit obligation would be the projected benefit obligation; for any other postretirement benefit plan, the benefit obligation would be the accumulated postretirement benefit obligation. In addition, the guidance also requires entities to recognize the actuarial gains and losses and the prior service costs and credits that arise during the period but

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
are not recognized as components of net periodic benefit cost as a component of other comprehensive income. Since the cost of pension and postretirement plans are reimbursable under provisions of the Agreements, the actuarial gains and losses and prior service costs and credits were recorded as a long-term receivable from the customers and not as a component of other comprehensive income. The guidance also requires disclosure of additional information in the notes to financial statements about certain effects of net periodic benefit cost in the subsequent fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits. The guidance also requires entities to measure defined benefit plan assets and obligations as of the date of the employer’s statement of financial position. During 2008, the Unconsolidated Mines changed the measurement date of its postretirement benefit plans from September 30 to December 31, the date of its statement of financial position. As a result, an adjustment of three-fifteenths of the net periodic benefit cost determined for the period from September 30, 2007 to December 31, 2008 was recorded to opening retained earnings on January 1, 2008. The remaining twelve-fifteenths were recognized as net periodic benefit cost during 2008.
On January 1, 2008, the Unconsolidated Mines adopted authoritative guidance issued by the FASB that permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The guidance also establishes presentation and disclosure requirements to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Unconsolidated Mines did not elect to measure its financial instruments or any other items at fair value as permitted by the guidance. Therefore, the adoption of the guidance did not have a material effect on the Unconsolidated Mines’ financial position, results of operations, cash flows or related disclosures.
On December 31, 2008, the Unconsolidated Mines adopted authoritative guidance issued by the FASB requiring additional disclosures by public companies about transfers of financial assets and interests in variable interest entities. The guidance did not have an impact on the Unconsolidated Mines’ financial position, cash flows or results of operations upon adoption.
Accounting Standards Not Yet Adopted:
In June 2009, the FASB issued authoritative guidance for accounting for transfers of financial assets which is effective for the Unconsolidated Mines on January 1, 2010. The guidance requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. The guidance eliminates the concept of a “qualifying special-purpose entity” and changes the requirements for derecognizing financial assets. The guidance also requires enhanced disclosures to provide financial statement users with greater transparency about

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. The Unconsolidated Mines do not expect the adoption of the guidance to have a material effect on its financial position, results of operations, cash flows or related disclosures.
In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities which is effective for the Unconsolidated Mines on January 1, 2010. The guidance changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The guidance requires an ongoing assessment of whether an entity is the primary beneficiary of a variable interest entity and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity. The guidance also requires additional disclosures regarding a company’s involvement with variable interest entities, any significant changes in risk exposure due to that involvement and how the company’s involvement with a variable interest entity affects the company’s financial statements. The Unconsolidated Mines do not expect the adoption of the guidance to have a material effect on its financial position, results of operations, cash flows or related disclosures.
Reclassifications
Certain reclassifications have been made to the 2007 and 2008 financial statements to conform to the 2009 presentation.
3. Inventories
Inventories are as follows:

	December 31
	2009	2008
Coal	$29,321	$8,564
Supplies	48,838	43,442

	$78,159	$52,006

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
4. Other Investments and Receivables
Other investments and receivables consist of the following:

	December 31
	2009	2008
Long-term receivable from Unconsolidated Mine customers related to:
Asset retirement obligation	$47,904	$43,659
Pension and retiree medical obligation	56,663	57,721
Reclamation bond	15,895	13,424
Investment in cooperatives	13,304	12,340
Other	3,110	3,173

	136,876	130,317
Less asset retirement obligation included in current accounts receivable	10,404	6,982

	$126,472	$123,335

The long-term receivables will be reimbursed to the Unconsolidated Mines as the costs of reclamation, pension and retiree medical obligations are actually incurred or paid.
One of the Unconsolidated Mines holds investments in cooperatives that provide electrical service to the mine site. Patronage dividends from cooperatives are recorded as declared. The dividends declared are consistently paid out, but routinely several years after the declaration. These patronage dividends when declared are reflected as a reduction in the cost of coal under the mining agreements. In the event the cooperatives should become unable to pay the patronage dividends previously declared, the Unconsolidated Mines would be required at that time to record an impairment charge against the investment asset, which would be reimbursable under the mining agreement.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
5. Accrued Liabilities
Other current liabilities consist of the following:

	December 31
	2009	2008
|	|
Accrued payroll	$13,522	$8,997
Other	7,922	7,679

	$21,444	$16,676

6. Advances From Customers and Notes Payable
Advances from Customers
Advances from customers represent amounts advanced to Coteau and Falkirk from their customers or their affiliates to provide working capital and to develop and operate the mines. These advances, which are not guaranteed by either the Parent Company or the Ultimate Parent Company, are secured by substantially all owned assets and assignment of all rights under the agreements. Coteau’s advances incur interest at a rate of 6.5%. No repayment schedule has been established for Falkirk’s advances, which are noninterest-bearing, due to the funding agreement with the customer.
Estimated maturities for Coteau for the next five years, including current maturities, and Falkirk’s customer advances with unspecified repayment schedules are as follows:

2010	$10,644
2011	10,644
2012	10,644
2013	10,644
2014	10,644
Thereafter	61,364

114,584
Advances with unspecified repayment schedule	92,705

Total advances from customers	207,289
Less current maturities	15,237

Total long-term advances from customers	$192,052

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
Notes Payable
Notes payable primarily represents financing which customers arranged and guaranteed for Sabine. Neither the Parent Company nor the Ultimate Parent Company has guaranteed these borrowings. Certain notes payable of Sabine include a fixed charge coverage covenant. Sabine was in compliance with this covenant at December 31, 2009. Notes payable consist of the following:

	December 31
	2009	2008

Promissory note payable due October 31, 2010 to a bank under a revolving agreement providing for borrowings up to $25,000. Interest is based on the bank’s daily cost of funds plus 0.75% (2.06% and 1.54% at December 31, 2009 and 2008, respectively)	$12,730	$6,434
Secured note payable due February 22, 2012, with semiannual interest payments at an interest rate of 7.03% on the unpaid balance	20,000	20,000
Secured note payable due October 31, 2024, with semiannual interest payments at an interest rate of 6.37% on the unpaid balance	25,000	25,000
Other	150	225

Total notes payable	$57,880	$51,659
Less current portion	12,805	6,509

Long-term portion of notes payable	$45,075	$45,150

Under the terms of all note agreements, substantially all assets are pledged and all rights under the mining agreements are assigned.
Notes payable maturities for the next five years are as follows:

2010	$12,805
2011	75
2012	20,000
2013	—
2014	—
Thereafter	25,000

$57,880

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
Commitment fees paid to banks were approximately $9, $30 and $33 in 2009, 2008 and 2007, respectively, and are included in interest expense in the accompanying combined statements of income and comprehensive income.
To reduce its exposure to changes in the market rate of interest, one of the Unconsolidated Mines previously entered into interest rate swap agreements for the note payable that matured June 30, 2008. This interest rate swap agreement expired in 2008.
7. Pension and Other Postretirement Benefits
Defined Benefit Plans
Substantially all the Unconsolidated Mines’ salaried employees hired prior to January 1, 2000, participate in The North American Coal Corporation Salaried Employees Pension Plan (the Plan), a noncontributory defined benefit plan sponsored by the Parent Company. Pension benefits for certain management level employees were frozen effective December 31, 2004. Employees whose benefits were frozen receive retirement benefits under defined contribution retirement plans. Benefits under the defined benefit pension plans are based on years of service and average compensation during certain periods. The Unconsolidated Mines made contributions to this plan of $4,453 in 2009. The Unconsolidated Mines expect to make supplemental payments and pay benefits from the assets of the Plan of $3,240 in 2010, $3,835 in 2011, $4,549 in 2012, $5,251 in 2013, $6,131 in 2014 and $45,859 in the five years thereafter.
The following is a detail of the net periodic pension expense of the Unconsolidated Mines:

	Years Ended December 31
	2009	2008	2007

Service cost	$3,678	$3,508	$3,599
Interest cost	7,979	7,190	6,576
Expected return on plan assets	(8,100)	(8,338)	(7,363)
Amortization of actuarial loss	84	7	57
Amortization of prior service cost	999	799	857

Net periodic pension expense	$4,640	$3,166	$3,726

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
The following is a detail of the changes in plan assets and benefit obligations recognized in long-term receivable from customers:

	Years Ended December 31
	2009	2008	2007

Current year actuarial (gain) loss	$(680)	$35,793	$(7,929)
Current year prior service cost	—	1,778	—
Amortization of actuarial loss	(84)	(7)	(57)
Amortization of prior service cost	(999)	(799)	(857)

Amount recognized in long-term receivable	$(1,763)	$36,765	$(8,843)

The following sets forth for the Unconsolidated Mines portion of the changes in the benefit obligation and plan assets during the year at December 31:

	December 31
	2009	2008
|	|
Change in benefit obligation:
Projected benefit obligation at beginning of year	$124,142	$112,522
Measurement date change	—	2,147
Service cost	3,678	3,508
Interest cost	7,979	7,190
Plan amendments	—	1,778
Actuarial loss (gain)	7,849	(660)
Benefits paid	(2,837)	(2,343)

Projected benefit obligation at end of year	$140,811	$124,142

Change in plan assets:
Fair value of plan assets at beginning of year	$69,252	$94,239
Measurement date change	—	2,211
Actual return (loss) on plan assets	16,629	(28,115)
Employer contributions	4,470	3,260
Benefits paid	(2,837)	(2,343)

Fair value of plan assets at end of year	$87,514	$69,252

Funded status at end of year	$(53,297)	$(54,890)

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)

	December 31
	2009	2008

Amounts recognized in the balance sheets consist of:
Current liabilities	$(32)	$(30)
Noncurrent liabilities	(53,265)	(54,860)

	$(53,297)	$(54,890)

Components of long-term receivables from customers consist of:
Actuarial loss	$36,791	$37,556
Prior service cost	6,369	7,366
Measurement date change	—	834

	$43,160	$45,756

The actuarial loss and prior service cost included in long-term receivables from customers expected to be recognized in net periodic benefit cost in 2010 are $1,340 ($871 net of tax) and $999 ($649 net of tax), respectively.
The projected benefit obligation included in the table above represents the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. Defined benefit pension plan amendments for the Unconsolidated Mines generally allow eligible employees to receive an unreduced retirement pension benefit at age 62 resulting in an increased projected benefit obligation. The accumulated benefit obligation also reflects the actuarial present value of benefits attributable to employee service rendered to date, but does not include the effects of estimated future pay increases.
The expected long-term rate of return on plan assets reflects management’s expectations of long-term rates of return on funds invested to provide for benefits included in the projected benefit obligations. The Ultimate Parent Company has established the expected long-term rate of return assumption for plan assets by considering historical rates of return over a period of time that is consistent with the long-term nature of the underlying obligations of these plans. The historical rates of return for each of the asset classes used by the Ultimate Parent Company to determine its estimated rate of return assumption were based upon the rates of return earned by investments in the equivalent benchmark market indices for each of the asset classes.
The Plan maintains an investment policy that, among other things, establishes a portfolio asset allocation methodology with percentage allocation bands for individual asset classes. The investment policy provides that investments are reallocated between asset classes as balances exceed or fall below the appropriate allocation bands.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
The following is the actual allocation percentage and target allocation percentage for the plan assets at the measurement date:

			Target Allocation
	Actual 2009	Actual 2008	Range

U.S. equity securities	52.5%	49.4%	41.0%–62.0%
Non-U.S. equity securities	13.0%	11.7%	10.0%–16.0%
Fixed income securities	33.7%	37.4%	30.0%–40.0%
Money market	0.8%	1.5%	0.0%–10.0%
The fair value of each major category of plan assets for the Unconsolidated Mines’ pension plans are valued using quoted market prices in active markets for identical assets, or Level 1 in the fair value hierarchy. Following are the values as of December 31:

U.S. equity securities	$45,971
Non-U.S. equity securities	11,372
Fixed income securities	29,497
Money market	674

Total	$87,514

Postretirement Health Care
The Parent Company also maintains health care plans which provide benefits to eligible retired employees, including employees of the Unconsolidated Mines. Effective December 31, 2008, postretirement health care plan amendments for the Unconsolidated Mines eliminated all post-65 welfare coverage and Medicare reimbursements. The Unconsolidated Mines expect to pay benefits of $1,205 in 2010, $1,354 in 2011, $1,530 in 2012, $1,729 in 2013, $1,948 in 2014, and $12,725 in the five years thereafter.
The following is a detail of the net periodic benefit expense for postretirement health care and life insurance for the Unconsolidated Mines for the year ended:

	Years Ended December 31
	2009	2008	2007

Service cost	$725	$739	$689
Interest cost	1,313	1,358	1,013
Expected return on plan assets	(454)	(944)	(879)
Amortization of actuarial loss	605	372	299
Amortization of prior service credit	(825)	(709)	(952)

Net periodic postretirement expense	$1,364	$816	$170

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
The following is a detail of the changes in plan assets and benefit obligations recognized in long-term receivable from customers:

	Years Ended December 31
	2009	2008	2008

Current year actuarial loss	$313	$2,025	$1,018
Current year prior service cost (credit)	—	(776)	2,221
Amortization of actuarial loss	(605)	(372)	(299)
Amortization of prior service credit	825	709	952

Amount recognized in long-term receivable	$533	$1,586	$3,892

The following sets forth the changes in the benefit obligations and plan assets during the year of the postretirement health care and life insurance plans:

	December 31
	2009	2008

Change in benefit obligation:
Benefit obligation at beginning of year	$21,034	$21,485
Measurement date change	—	370
Service cost	725	739
Interest cost	1,313	1,358
Plan amendments	—	(776)
Actuarial loss (gain)	1,048	(1,101)
Benefits paid	(1,570)	(1,041)

Benefit obligation at end of year	$22,550	$21,034

Change in plan assets:
Fair value of plan assets at beginning of year	$7,293	$10,700
Measurement date change	—	157
Actual return (loss) on plan assets	1,188	(2,181)
Employer contributions	576	341
Benefits and taxes paid	(1,870)	(1,724)

Fair value of plan assets at end of year	$7,187	$7,293

Funded status at end of year	$(15,363)	$(13,741)

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)

Amounts recognized in the consolidated balance sheets consist of:
Current liabilities	$(515)	$(536)
Noncurrent liabilities	(14,848)	(13,205)

	$(15,363)	$(13,741)

Components of long-term receivables from customers consist of:
Actuarial loss	$3,366	$7,553
Prior service credit	(2,636)	(4,881)
Measurement date change	—	205

	$730	$2,877

The actuarial loss and prior service credit included in long-term receivables from customers expected to be recognized in net periodic benefit credit in 2010 are $582 ($378 net of tax) and $825 ($536 net of tax), respectively.
Some of the Unconsolidated Mines established Voluntary Employees’ Beneficiary Association (VEBA) trusts to provide for future retirement benefits other than pensions. The Unconsolidated Mines made no cash contributions to the VEBA trusts in 2009 and 2008. Contributions made to an IRS-approved VEBA trust are irrevocable and must be used for employee benefits.
Assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects at December 31, 2009:

	1-Percentage-	1-Percentage-
	Point Increase	Point Decrease
Effect on total of service and interest cost	$179	$(159)
Effect on postretirement benefit obligation	$1,817	$(1,628)

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
Assumptions used in accounting for the pension and postretirement health care and life insurance benefit plans were as follows for the years ended:

		December 31
	2009	2008	2007

Weighted-average discount rates – pension	5.90%	6.30%	6.25%
Weighted-average discount rates – postretirement	5.30%	6.20%	6.03%
Rate of increase in compensation levels	3.75%	3.75%	3.75%
Expected long-term rate of return on assets	8.50%	8.50%	9.00%
Health care cost trend rate assumed for next year	6.00%	7.00%	8.00%
Ultimate health care cost trend rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2012	2012	2012
Defined Contribution Plans
For employees hired after December 31, 1999, the Parent Company established a defined contribution plan which requires the Unconsolidated Mines to make retirement contributions based on a formula using age and salary as components of the calculation. For employees hired after December 31, 2005, some of the Unconsolidated Mines contribute a set percentage of the employee’s salary. Employees are vested at a rate of 20% for each year of service and become 100% vested after five years of employment. The Unconsolidated Mines recorded contribution expense of approximately $1,947 in 2009, $1,419 in 2008, and $1,083 in 2007 related to this plan.
Substantially all the Unconsolidated Mines’ salaried employees also participate in a defined contribution plan sponsored by the Parent Company. Employee contributions are matched by the Unconsolidated Mines up to a limit of 5% of the employee’s salary. The Unconsolidated Mines’ contributions to this plan were approximately $3,868 in 2009, $3,698 in 2008, and $3,356 in 2007.
Under the provisions of each of the Unconsolidated Mines’ agreements, retirement related costs will be recovered as a cost of coal tonnage sold.
8. Leasing and Other Commitments
The Unconsolidated Mines lease certain mining equipment under cancelable and noncancelable capital and operating leases that expire at various dates through 2018. Many leases are renewable for additional periods at terms based upon the fair market value of the leased items at the renewal dates.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
Future minimum lease payments as of December 31, 2009, for all capital lease obligations are as follows:

2010	$48,429
2011	47,528
2012	44,475
2013	44,073
2014	39,426
Thereafter	151,469

Total minimum lease payments	375,400
Amounts representing interest	(93,153)

Present value of net minimum lease payments	282,247
Current maturities	(30,828)

Long-term capital lease obligations	$251,419

As of December 31, 2009, $78,962 of the long-term capital lease obligations and $12,065 of the current maturities in the table above are due to a customer of one of the Unconsolidated Mines.
Amortization of assets recorded under capital lease obligations is included in depreciation, depletion, and amortization in the financial statements. Assets recorded under capital leases are included in property, plant, and equipment and consist of the following:

	December 31
	2009	2008
|	|
Plant and equipment	$368,357	$316,399
Accumulated amortization	(106,676)	(128,853)

	$261,681	$187,546

Under the provisions of the mining agreements, the customers are required to pay, as a part of the cost of coal delivered, an amount equal to the annual lease payments. Interest and amortization expense in excess of annual lease payments are deferred and recognized in years when annual lease payments exceed interest expense and amortization. These excess costs are recorded as receivables from the customers and are included in deferred lease costs in the accompanying combined balance sheets.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
During 2009 and 2008, the Unconsolidated Mines incurred capital lease obligations of approximately $103,204 and $98,351, respectively, in connection with lease agreements to acquire machinery and equipment.
Future minimum lease payments on long-term cancelable operating leases at December 31, 2009, are as follows:

2010	$3,113
2011	1,679
2012	210
2013	5
2014	—

$5,007

Rental expense for all operating leases was $5,681 in 2009, $5,372 in 2008, and $4,154 in 2007.
9. Income Taxes
The Unconsolidated Mines are included in the consolidated federal income tax return filed by the Ultimate Parent Company. The Unconsolidated Mines have entered into a tax-sharing agreement with the Ultimate Parent Company under which federal income taxes are computed by the Unconsolidated Mines on a separate return basis. The current portion of such tax is paid to the Ultimate Parent Company, except that net operating loss and tax credit carryovers that benefit the consolidated tax return are advanced to the Unconsolidated Mines and are repaid as utilized on a separate-return basis. To the extent that these carryovers are not used on a separate return basis, the Unconsolidated Mines are required, under conditions pursuant to the tax-sharing agreement, to refund to the Ultimate Parent Company the balance of carryovers advanced and not used by the Unconsolidated Mines prior to the expiration of such carryovers.
The provision for income taxes consists of the following:

		Years Ended December 31
	2009	2008	2007
|	| |
Current:
Federal	$6,448	$6,923	$10,335

Total current tax provision	6,448	6,923	10,335

Deferred:
Federal	2,398	2,152	(2,410)

Total deferred tax (benefit) provision	2,398	2,152	(2,410)

Total provision for income taxes	$8,846	$9,075	$7,925

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
A reconciliation of the federal statutory and effective income tax is as follows:

	Years Ended December 31
	2009	2008	2007

Income before income taxes	$38,605	$39,393	$37,662

Statutory taxes at 35.0%	$13,512	$13,787	$13,182
Percentage depletion	(4,718)	(4,680)	(5,201)
Other – net	52	(32)	(56)

Income tax provision	$8,846	$9,075	$7,925

Effective income tax rate	22.91%	23.04%	21.04%

A summary of the primary components of the deferred tax assets and liabilities included in the accompanying combined balance sheets resulting from differences in the book and tax basis of assets and liabilities are as follows:

	December 31
	2009	2008

Deferred tax assets:
Accrued expense and reserves	$4,992	$4,485
Pensions	396	1,275
Asset valuation	4,754	4,554
Inventory	1,776	1,480
Other employee benefits	1,408	1,134

Total deferred tax assets	13,326	12,928

Deferred tax liabilities:
Property, plant, and equipment	(28,319)	(25,531)

Total deferred tax liabilities	(28,319)	(25,531)

Net deferred tax liability	$(14,993)	$(12,603)

The Unconsolidated Mines regularly review the need for a valuation allowance against deferred tax assets and recognizes these deferred tax assets to the extent that realization is more likely than not. Based on a review of earnings history and trends, forecasted earnings, and the relevant expiration of carryforwards, the Unconsolidated Mines believe that no valuation allowance was necessary at December 31, 2009 or 2008.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
10. Fair Value of Financial Instruments
The carrying amounts for cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short term maturities of these instruments. The fair value of notes payable and one of the Unconsolidated Mines advances from customer were determined based on the discounted value of the future cash flows and one of the Unconsolidated Mines advances from customer, which has no specified repayment schedule was determined based on the discounted value of the total payment at the end of the contract term, using borrowing rates currently available to the Unconsolidated Mines for bank loans with similar terms and maturities, taking into account company credit risk.
The fair value compared to the carrying value is summarized as follows:

	December 31
	2009	2008

Fair value:
Notes payable	$(58,693)	$(52,766)
Advances from customers	$(134,291)	$(128,679)

Carrying value:
Notes payable	$(57,880)	$(51,659)
Advances from customers	$(207,289)	$(197,398)

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
11. Equity
The components of common stock and capital in excess of stated value at December 31, 2009 is as follows:

	Common	Capital in Excess
	Stock	of Stated Value

Coteau common stock, without par value (stated value $10 per share) — authorized 1,000 shares; issued and outstanding 100 shares	$1	$791
Falkirk common stock, without par value (stated value $1,919.30 a share) — authorized 1,000 shares; issued and outstanding 100 shares	192	—
Sabine common stock, $1 par value — authorized, issued and outstanding 1,000 shares	1	—
Demery membership units, $10 par value — authorized, issued and outstanding 100 shares	1	—
Caddo membership units, $10 par value — authorized, issued and outstanding 100 shares	1	—
Camino Real membership units, $10 par value — authorized, issued and outstanding 100 shares	1	—

	$197	$791

As noted previously, Demery, Caddo and Camino Real were all formed in 2009. These three new entities have been originally structured as single member limited liability companies primarily for the reduced administrative requirements, flexible profit distribution and pass-through tax attributes available with this form of entity.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
12. Supplemental Cash Flow Information

	December 31
	2009	2008

Cash paid during the year for:
Interest	$23,939	$20,926
Income taxes	8,114	7,968
Property, plant, and equipment:
Capital leases and land	101,251	58,824
Deferred lease costs	11	(30)
Lease obligations	(101,262)	(58,794)
Accounting for asset retirement obligations:
Change in property, plant, and equipment	4,599	7,336
Change in receivables from customers including depreciation billed	4,246	2,425
Change in liabilities	(6,875)	(4,663)
13. Transactions With Affiliated Companies
Costs and expenses include net payments of approximately $1,132 and $745 in 2009 and 2008, respectively, for administrative and other services from the Ultimate Parent Company, the Parent Company, and their subsidiaries.
Accounts receivable and accounts payable with the Ultimate Parent Company and the Parent Company represent the timing of income taxes and dividends within the affiliated group.
The note receivable from Parent Company of $7,628 and $7,155 in 2009 and 2008, respectively, is a demand note with interest of 0.75% at December 31, 2009 and 2.17% at December 31, 2008.
14. Contingencies
Various legal and regulatory proceedings and claims have been or may be asserted against the Unconsolidated Mines relating to the conduct of their businesses, including environmental and other claims. These proceedings are incidental to the ordinary course of business of the Unconsolidated Mines. Management believes that it has meritorious defenses and will vigorously defend itself in these actions. Any costs that management estimates will be paid as a result of these claims are accrued when the liability is considered probable and the amount can be

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)
reasonably estimated. Although the ultimate disposition of these proceedings is not presently determinable, management believes, after consultation with its legal counsel, that the likelihood is remote that material costs will be incurred in excess of accruals already recognized and would not have a significant impact on the Unconsolidated Mines’ financial position or results of operations.